
02006443

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50
3-4-02

RECEIVED
FEB 26 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A.J. Sloane & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue 18th floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Sloane 212-546-6291
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name — if individual, state last, first, middle name)

100 Quentin Roosevelt Blvd (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Sloane, swear (or affirm) that, t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fir A. J. Sloane & Company, LLC

December 31, 2001, are true and correct. I further swear (or affirm) that neither the com nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as th a customer, except as follows:



JAMES M. COLLEARY
Notary Public, State of New York
No. 52-4600543
Qualified in Suffolk County
Cerificate Filed in New York County
Commission Expires Nov. 30, 20

Notary Public



Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJ SLOANE & COMPANY, LLC

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2001

AJ SLOANE & COMPANY, LLC

TABLE OF CONTENTS



100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
AJ Sloane & Company, LLC:

We have audited the accompanying balance sheet of AJ Sloane & Company, LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AJ Sloane & Company, LLC as of December 31, 2001, in conformity with generally accepted accounting principles.

Janover Rubinroit, LLC

February 8, 2002

AJ SLOANE & COMPANY, LLC

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash	$ 21,637
Accounts receivable	257,203
Other receivable	990
Fixed assets, net of accumulated depreciation of $2,222	3,489
Investments: NASD	3,300
Prepaid expenses	3,145
Total assets	$ 289,764

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$ 6,469
Member's capital	283,295
Total liabilities and member's' equity	$ 289,764

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

AJ Sloane & Company, LLC (or the "Company") is a New York Company that was originally formed as a corporation on April 5, 2000, at which point the Company had made an S-Corporation election for tax purposes. The Company then changed its status to a Limited Liability Company on June 8, 2000. The Company's National Association of Securities Dealers application was granted on December 22, 2000. Effective January 11, 2001 the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company derives most of its income through fees for asset management and related services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Fixed assets

Fixed assets are stated at cost and are depreciated using an accelerated method over their estimated useful lives. These fixed assets and their useful lives are as follows:

	Amount	Useful Life
Computer equipment	$ 4,684	5 years
Furniture & equipment	1,027	7 years
	5,711	
Less accumulated depreciation	(2,222)	
	$ 3,489	

Income taxes

No provision has been made for income taxes. The Company has elected to be treated as a Limited Liability Company under the Internal Revenue Code and under the related sections of applicable state tax codes. The Company's member includes the operations of the Company in his individual income tax return and will pay all taxes associated with the operation of the Company.

Use of *estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8:1. At December 31, 2001, the Company had regulatory net capital of $15,168, which was $10,168 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .43:1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company operated out of the sole member's personal residence and as such, rent and other related overhead expenses were paid for by the member, until August 1, 2001. The Company rented an office on August 1, 2001.

See Note 6, Commitments and Contingencies.

NOTE 5 - CONCENTRATION OF RISK:

The majority of the Company's fee income is secured through a fee sharing arrangement with joint parties and is recorded when earned. These fees represent approximately 61% of total fee income.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

Lease

The Company entered into a one year lease agreement where it rents office space, including furnishings, fixtures and equipment. The lease commenced on August 1, 2001 with monthly rent of $4,000. Other telephone line usage charges are billed separately. Rent expense for the year ended December 31, 2001 was $21,926.